Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

June 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin

Ms. Irene Paik

Mr. Mark Brunhofer

Ms. Mary Mast

Re:	Autolus Therapeutics Ltd.

Registration Statement on Form F-1

Filed May 7, 2018

Amendment No. 1 to Registration Statement on Form F-1

File May 10, 2018

File No. 333-224720

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 17, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission on May 7, 2018 (File No. 333-224720) as amended on May 10, 2018, (the “Registration Statement”) and to the comments discussed during a May 25, 2018 telephone conversation between Courtney Thorne, of this office, and the Staff (the “Conversation”) in regards to the Registration Statement. In response to the comments set forth in the Comment Letter (the “Comments”) and as discussed during the Conversation, the Company has revised the Registration Statement and is filing via EDGAR Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering a clean copy of the Amended Registration Statement and a copy marked to show all changes from Amendment No. 1 to the Registration Statement filed on May 10, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

June 8, 2018

Registration Statement on Form F-1 filed May 7, 2018

Risk Factors

Adverse side effects or other safety risks associated with our product candidates..., page 28

1.	We note your disclosure on page 127 that there has been one serious adverse event of Grade 4 neutropenia deemed by the trial investigator to be related to AUTO2. Please also disclose this information in this risk factor.

Response to Comment 1

In response to the Staff’s comments, the Company has revised the disclosure on page 29 of the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 filed May 10, 2018

Exhibits

2.	Please provide your auditors’ consent in each amendment that you file. See Item 601(b)(23) of Regulation S-K as stipulated in Item 8a of Form F-1 and Compliance and Disclosure Interpretation 233.03 of the Securities Act Rules.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will provide its auditors’ consent in future amendments to the Registration Statement.

As discussed during the Conversation, the Company has revised the disclosure on page 29 and pages 121-122 of the Amended Registration Statement to disclose the updated clinical data related to the CARPALL trial of AUTO1.

June 8, 2018

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Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 703 456 8034, Brian Leaf at +1 703 456 8053 or Courtney Thorne at + 1 617 937 2318.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics Limited

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP

Emily Oldshue, Ropes & Gray LLP